Exhibit 99.1

Boqii Announces ADS Ratio Change

SHANGHAI, China, August 11, 2023 (PRNewswire)—Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ) today announced that it will change its ratio of its American Depositary Shares (“ADSs”) to Class A ordinary shares from one (1) ADS representing four and one-half (4.5) Class A ordinary shares to one ADS representing fifteen (15) Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change is expected to become effective on or about August 21, 2023 (U.S. Eastern Time) (the “ADS Ratio Change Effective Date”).

For Boqii’s ADS holders, the ADS Ratio Change will have the same effect as a 3-for-10 reverse split on the existing ADSs. Each ADS holder on the ADS Ratio Change Effective Date will be required on mandatory basis to surrender to The Bank of New York Mellon, as depositary, (the “Depositary”) for Boqii’s ADS program, every 10 old ADSs held in exchange for 3 new ADSs. No action is required by holders of uncertificated ADSs to effect the ADS Ratio Change as the change will be effected on the books of the Depositary.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, the Depositary will attempt to sell any fractional entitlements to new ADSs and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary. Boqii’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “BQ”. As a result of the ADS Ratio Change, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the ADS Ratio Change will be equal to or greater than ten-thirds (10/3) times the ADS price before the change.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken, Mocare and D-cat, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com

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